KRUPP REALTY LIMITED PARTNERSHIP - V


                                                                 January 4, 2000

Dear Limited Partner:

         On December 30, 1999, we advised you to wait for the response from KR5 Acquisition, L.L.C., an affiliate of ours, to ERP Operating Partnership's third unsolicited offer to purchase all of the limited partnership interests of Krupp Realty Limited Partnership - V for $1,100 per unit. KR5 has responded to ERP's proposal by increasing KR5's offer to $1,200.00 PER UNIT IN CASH FOR ALL OF THE OUTSTANDING UNITS. KR5's proposal will not be reduced by the $20.00 per unit distribution payment to be made on February 14, 2000, as would likely occur under ERP's proposal, netting you $120.00 more for each unit you own.

         We recommend that you REJECT ERP's offer of $1,100 per unit and not tender your units. This recommendation is based on the fact that the KR5 proposal would net each of you more per unit than ERP's offer.

         Both the ERP proposal and the KR5 proposal are subject to conditions. The KR5 proposal requires, among other things, the approval of the proposed merger and necessary amendments to the partnership's partnership agreement by at least 50.01% of the unit holders, which we expect to seek this quarter. The ERP proposal requires that, before anyone can receive payment, at least 51% of the units be tendered prior to the expiration date of ERP's offer.

         Enclosed is a copy of the partnership's amended Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission and sets forth the partnership's response to the ERP's most recent offer. You are advised to carefully read the amended Statement on Schedule 14D-9.

         Please do not hesitate to call our Investor Communication representatives at 1-800-255-7877 for assistance in any partnership matter.


                                        Sincerely yours,


                                        /s/ Douglas S. Krupp
                                        --------------------
                                        Douglas S. Krupp
                                        The Krupp Corporation,
                                        a General Partner


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This document does not constitute a solicitation of proxies or consents from holders of units. Any such solicitation that may be made by the partnership will be made only pursuant to separate materials complying with the requirements of
Section 14(a) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder.